355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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May 3, 2010	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR, HAND DELIVERY AND FACSIMILE

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
John Harrington, Staff Attorney
Kyle Moffatt, Accountant Branch Chief
Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc.
Registration Statement on Form S-1 (File No. 333-163905)

Ladies and Gentlemen:

On behalf of ReachLocal, Inc. (the “Company” or “ReachLocal”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission on December 22, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 4, four of which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 4 has been updated to include a preliminary price range that is identical to the estimated range communicated to you in our supplemental letter dated April 27, 2010, as well as changes in the identities and number of shares to be sold by selling stockholders and a few additional clean-up changes.

Please do not hesitate to contact me by telephone at (213) 891-8640 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms
Bradley A. Helms of LATHAM & WATKINS LLP

Enclosures

cc:	Zorik Gordon, ReachLocal, Inc.
Adam F. Wergeles, Esq., ReachLocal, Inc.
Christopher L. Kaufman, Esq., Latham & Watkins LLP